Q1 2016 Results Review April 29th, 2016 Exhibit 99.2

Safe Harbor Statement and Disclosures April 29th, 2016 All statements other than statements of historical fact contained in this presentation including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; the interpretation of or adoption of new compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2015, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases , which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this presentation are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above. Q1 2016 Results Review

Q1 2016 Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated April 29th, 2016 Q1 2016 Results Review Industrial Activities operating margin of 3.5% Year-over-year operating profit and margin improvements achieved in all segments except Agricultural Equipment Revenues at $5.4bn Continued demand strength in Commercial Vehicles segment (+18% in Europe) buffered impact from challenging trading conditions in Agricultural Equipment business and LATAM trading conditions Previously announced exceptional non-tax deductible charge of $502mn Related to the EC investigation and related matters, recorded in the quarter Net industrial debt of $2.5bn Industrial operations cash flow improved by $375mn as compared to Q1 ‘15 2016 Full year guidance reaffirmed AG operating margin of 4.2% Positive price realization despite challenging demand conditions Lower material costs offset significant decline in unit production in NAFTA and LATAM Operating margin in CV up 1.9 p.p., CE up 2.6 p.p. and PT up 2.0 p.p. Positive price realization in CE and CV, and richer mix in PT Lower material costs in all three segments Manufacturing footprint efficiency in CV and CE

Financial Highlights

Q1 2016 Financial Highlights April 29th, 2016 Q1 2016 Results Review Q1 2016 Q1 2015 Δ Net Sales Ind. Activities ($bn) 5.1 5.6 -9.8% Net Sales change in Constant currency: -5.7% Operating Profit Ind. Activities ($mn) 178 223 -20.2% Operating Margin Ind. Activities 3.5% 4.0% -0.5 p.p. Adj. Net Income (1) ($mn) 1 33 (32) Adj. Diluted EPS (1) ($) 0.00 0.02 (0.02) (1) Non-GAAP measures (definition in appendix) Q1 2015 Q1 2016 Net Sales * $5.6bn Operating Profit * $223mn (1) Net Sales * $5.1bn Operating Profit * $178mn (*) Note: Net Sales and Operating Profit: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations (1) Note: CE was at break-even Mar. 31, 2016 Dec. 31, 2015 Δ Net Industrial Debt ($bn) 2.5 1.6 0.9 Available Liquidity ($bn) 8.2 9.3 (1.1)

Q1 2016 Net Sales Industrial Activities Net Sales Walk By Segment ($Mn) (*) (*) Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations Net Sales By Currency (1) Net Sales By Region (1) April 29th, 2016 Q1 2016 Results Review ($mn) Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations 5,625 5,304 5,076 (228) (35) 7 107 (49) (351) (321)

Q1 2016 Operating Profit Industrial Activities and Adjusted Net Income Walk April 29th, 2016 Q1 2016 Results Review Operating Profit Industrial Activities ($Mn) Adjusted Net Income ($Mn) 223 (114) 14 37 17 1 178 4.0% 3.5% (45) 33 (12) 36 1 (45) 1 (8) (13) 9 (*) Consolidated Operating Profit (52) (*) Excluding previously announced exceptional non-tax deductible charge of $502 million, related to the EC investigation and related matters, recorded in the quarter

Q1 2016 Cash Flow – Change in Net Industrial Debt April 29th, 2016 Q1 2016 Results Review Net Industrial Cash Flow (622) Change in Net Debt (892) Dec 31, 2015 Net Income D&A Change in provision and similar Change in WC Tangible & Intangible Capex Other changes Capital Increase and dividends FX Translation Effects and Other Mar 31, 2016 (513) (2) (1,578) (1) (2,470) Change in Working Capital (US GAAP, $/mn) Net Industrial Debt Walk (US GAAP, $/mn) Cash inflow Cash outflow Capex (*) (US GAAP, $/mn) -9% Delta % Q1 ’16 vs. Q1 ‘15 By Category By Segment New Product & Technology Maintenance & Other Industrial Capacity Expansion & LT Investments AG CV PT CE 177 464 (2) (673) (80) 3 (7) (263) (673) 88 80 Net Industrial Cash Flow (US GAAP, $/mn) (622) (1) Amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet, following the adoption of a new guidance effective January 1, 2016 (2) Including previously announced exceptional non-tax deductible charge of $502 million, related to the EC investigation and related matters, recorded in the quarter (*) Excluding assets sold under buy-back commitments and assets under operating leases

Q1 2016 Financial Services performance April 29th, 2016 Q1 2016 Results Review Net Income ($mn) Delta % Q1 ’16 vs. Q1 ‘15 Net income was $87mn, up slightly compared to Q1 2015 Improved net interest margin more than offset higher provision for credit losses and the negative impact of currency translation Q1 ’16 Profitability ratios: Gross Margin / Average Assets On-Book = 3.8% RoA ** = 2.2% (**) RoA defined as: PBT / average managed assets annualized 85 Delinquencies On-Book over 30 days 87 2.4% 5.0% 5.6% 3.7% (*) Including unconsolidated JVs Managed Portfolio* & Retail Origination March 31st, 2016 $24.9bn Retail Wholesale Operating Lease Q1 retail originations at $1.9bn, down $0.1bn at constant currency compared to Q1 2015 primarily due to the decline in Agricultural Equipment sales Managed portfolio* at $24.9bn down $0.6bn excluding currency impact compared to December 31, 2015, primarily in NAFTA and EMEA 3.6% December 31st, 2015 $24.7bn

Mar. 31, 2016 Liquidity & Debt Maturity Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 03/31/2016 2 Of which $0.8bn ABS related & Restricted Cash Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other Company Available Liquidity Available liquidity at March 31, 2016 was $8.2bn, compared to $9.3bn at December 31, 2015 $5.1bn of cash 2 $3.0bn undrawn under medium-term committed unsecured credit lines Net Intersegment balance at $1.0bn at March 31, 2016 (Flat from December 31, 2015) Interest expenses of Industrial Activities, net Delta % Q1 ’16 vs. Q1 ‘15 12% Q1 2016 at $119mn up $13mn vs. last year mainly due to higher cost of carry and higher debt in Brazil 106 119 April 29th, 2016 Q1 2016 Results Review As of 03/31/2016 9M 2016 2017 2018 2019 Beyond 2020 $8.2 $2.0 $3.2 $3.9 $2.2 $0.8 $1.7 Note: Numbers may not add due to rounding

Industrial Activities Overview

Agricultural Equipment Q1 2016 Financial Results April 29th, 2016 Q1 2016 Results Review Net Sales by Region & Product ($) Net sales were $2.1bn, down 13.6% on a constant currency basis compared to Q1 2015 Operating Profit Walk ($Mn) (114) 7.9% 4.2% 204 (135) 23 4 (4) 7 (9) 90 NAFTA LATAM APAC EMEA Tractors Other Combines Positive net price realization Material cost efficiencies partially offset by lower industrial fixed cost absorption in NAFTA and LATAM Volume and product mix in NAFTA and LATAM

Agricultural Equipment Inventory management (units of equipment) – Industry units April 29th, 2016 Q1 2016 Results Review (*) Source: CNH Industrial Internal Data Industry Units Tractors overproduction vs. retail at 5% and Combines overproduction at 10% Production level down 9% vs. Q1 2015 for both Tractors and Combines (1) Sum of 140+/4WD, Combines, Major Crop Production NAFTA Row Crop (1) Production (Units) (53%) (27%) NAFTA row crop (1) Channel Inventory (Units) Tractors Combines For Q1 2016 0-140 HP 9% 140+ HP ** (37%) NAFTA 3% EMEA (3%) LATAM (41%) APAC 5% For Q1 2016 NAFTA ** (16%) EMEA (6%) LATAM (18%) APAC 31% (**) Included in row crop sector definition Tractors Combines

Construction Equipment Q1 2016 Financial Results April 29th, 2016 Q1 2016 Results Review Net Sales by Region & Product ($) Operating Profit Walk ($Mn) 0 0.0% 2.6% (27) 7 28 (1) 2 5 14 14 Net sales were $536mn down 8.1% on a constant currency basis Light Other Heavy NAFTA LATAM APAC EMEA Positive price realization Lower material costs and improved productivity from Efficiency Program NAFTA and LATAM volume / mix

Construction Equipment Inventory management (units of equipment) – Industry units Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change April 29th, 2016 Q1 2016 Results Review Light Heavy Construction Equipment (Light & Heavy) First quarter overproduction vs. retail sales of 18% Production down 18% in Q1 ’16 vs. Q1 ’15 For Q1 2016 NAFTA (11%) EMEA (12%) LATAM (45%) APAC (11%) For Q1 2016 NAFTA Flat EMEA (1%) LATAM (40%) APAC (3%) Industry Units

Commercial Vehicles Q1 2016 Financial Results April 29th, 2016 Q1 2016 Results Review Net Sales by Region & Product ($) Operating Profit Walk ($Mn) Trucks Specialty Vehicles Buses Net Sales at $2.0bn, up 5.3% on a constant currency basis (11) 5 49 (*) 26 22 2 (4) (2) 38 1.9% (*) Excluding from Q1 2015 the $12 million profit of the Venezuelan subsidiary recorded before the currency re-measurement that occurred in the second half of 2015 NAFTA LATAM APAC EMEA Volume in Trucks and Buses Europe partially offset by LATAM and SV Positive price realization in all regions Improved material costs and manufacturing efficiencies as a result of Efficiency Program and WCM

Commercial Vehicles Inventory management (units of equipment) – Industry units April 29th, 2016 Q1 2016 Results Review Commercial Vehicles (All Equipment) First quarter overproduction vs. retail at 18% * Reflects aggregate for key markets where the Company competes: EMEA: 27  of the member  countries  of  the  European  Union; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand For Q1 2016 EMEA * 18% LATAM * (34%) APAC * (5%) Trucks >3.5t Q1 ‘16 Chg. Vs. Q1 ’15 Light 11.1% 0.4 p.p. Medium 31.1% (1.0) p.p. Heavy 7.1% (0.4) p.p. EU 27 10.8% Flat Market Share Orders & Deliveries Q1 2016 - EUROPE TRUCKS Orders 1 Deliveries 1 B-to-B Light 33% 25% 1.40 Medium (2%) 16% 1.26 Heavy 15% 33% 1.11 EU 27 25% 26% 1.32 Industry Units (1) Delta Q1 ‘16 vs. Q1 ‘15 European Truck Platooning Platooning can help make transport safer, cleaner, and more efficient, alongside reducing fuel consumption through improved driving practices, and more importantly has the potential to reduce CO2 emissions by up to 10%. Watch the video on the CNH Industrial website: www.cnhindustrial.com section “Behind the wheel”

Powertrain Q1 2016 Financial Results April 29th, 2016 Q1 2016 Results Review Q1 2016 third party Net sales at 44% vs. 47% in Q1 2015 Net Sales & Operating Profit ($) Units Sold Q1 ’16 vs. Q1 ’15 Engines sold to third party at 54% , flat vs. Q1 2015 Net sales were $882mn, up 0.8% on a constant currency basis compared to 2015 Operating profit of $53mn up $17mn, with an operating margin of 6.0% (up 2.0 p.p. vs. Q1 2015) Units Δ Engines 129.1k (0.4%) Transmissions 19.6k 23.6% Axles 50.6k 22.3% Engines by Customer (Units) AG CE 3rd Party CV NAFTA LATAM APAC EMEA Engines Axles Gearboxes

FY 2016E US GAAP Financial Targets

FY 2016E Industry Units Outlook April 29th, 2016 Q1 2016 Results Review 1 Reflects aggregate for key markets where Group competes LATAM APAC NAFTA EMEA Agricultural Equipment Tractors Combines 0-140 HP Flat 140+ HP (20%) - (25%) Industry (5%) (15%) - (20%) Construction Equipment Light Heavy Industry Flat Flat - (5%) Agricultural Equipment Tractors Combines Industry Flat Flat - (5%) Construction Equipment Light Heavy Industry Flat - 5% (5%) – (10%) Trucks >3.5t Industry 1 5% - 10% Agricultural Equipment Tractors Combines Industry (15%) – (20%) (5%) – (10%) Construction Equipment Light Heavy Industry (5%) – (10%) Flat - (5%) Trucks >3.5t Industry 1 (15%) – (20%) Agricultural Equipment Tractors Combines Industry Flat - 5% 5% - 10% Construction Equipment Light Heavy Industry Flat – (5%) Flat – (5%) Trucks >3.5t Industry 1 Flat

FY 2016E US GAAP Financial Targets April 29th, 2016 Q1 2016 Results Review Trading conditions in Agricultural Equipment continue to remain challenging particularly in the row crop industry in NAFTA and in LATAM, while EMEA agricultural equipment markets are expected to be flat. The commercial vehicles industry is expected to increase between 5% and 10% in EMEA; trading conditions in LATAM are expected to remain challenging. CNH Industrial is confirming its 2016 guidance as follows: Net sales of Industrial Activities between $23bn and $24bn, with an operating margin of Industrial Activities between 5.2% and 5.8%; Net industrial debt at the end of 2016 between $1.5bn and $1.8bn, excluding any potential cash payment as a result of the European Commission investigation and related matters

Appendix

Q1 2016 Results highlights (EU-IFRS $ & US GAAP $) – delta with previous year April 29th, 2016 Q1 2016 Results Review REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 2,124 (453) 2,124 (453) 19 (138) 90 (114) 0.9% 4.2% Construction Equipment 536 (66) 536 (66) (6) (2) 14 14 -1.1% 2.6% Commercial Vehicles 2,097 6 2,045 8 15 37 38 37 0.7% 1.9% Powertrain 884 (20) 882 (19) (46) 18 53 17 5.2% 6.0% Other Activities, Unallocated Items, Elim. & Other (511) (19) (511) (19) (17) 2 (17) 1 Industrial Activities 5,130 (552) 5,076 (549) 57 (83) 178 (45) 1.1% 3.5% Financial Services 455 (39) 388 (25) 127 0 130 1 27.9% 33.5% Eliminations (110) (1) (92) (14) - - (76) (8) Group 5,475 (592) 5,372 (588) 184 (83) 232 (52) 3.4% 4.3% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. (529) (557) (512) (534) (0.39) (0.41) (0.38) (0.40) Attributable to non-controlling interest (1) (3) (1) (2) Group (530) (560) (513) (536) ($mn)

Q1 2016 From Operating Profit to Net Income (Loss) under US GAAP April 29th, 2016 Q1 2016 Results Review ($mn) Q1 2016 Q1 2015 Δ Industrial Activities Operating profit 178 223 (45) Financial Services Operating profit 130 129 1 Elimination & Other (76) (68) (8) Operating Profit 232 284 (52) Restructuring expenses (15) (12) (3) Interest expenses of Industrial Activities, net of interest income and eliminations (119) (106) (13) Other, net (568) (*) (75) (493) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates (470) 91 (561) Income taxes (40) (77) 37 Equity in income of unconsolidated subsidiaries and affiliates (3) 9 (12) Net Income / (Loss) (513) 23 (536) Net Income / (Loss) attributable to non-controlling interest (1) 1 (2) Net Income / (Loss) attributable to CNH Industrial N.V. (512) 22 (534) Adjusted Net Income (reconciliation on next page) 1 33 (32) ($) EPS (basic) (0.38) 0.02 (0.40) EPS (diluted) (0.38) 0.02 (0.40) Adjusted diluted EPS 0.00 0.02 (0.02) (*) Note: Other, net Includes the previously announced exceptional non-tax deductible charge of $502 million, related to the EC investigation and related matters, recorded in the quarter

Q1 2016 Reconciliation of Net Income / (Loss) to Adjusted Net Income (US GAAP) First Quarter 2016 2015 Net Income / (Loss) (513) 23 Restructuring expenses, net of tax 12 10 Other exceptional items, net of tax 502 - Adjusted Net Income (loss) 1 33 Adjusted Net Income (loss) attributable to CNH Industrial N.V. 2 32 Weighted average shares outstanding 1,364 1,362 Adjusted diluted EPS ($) 0.00 0.02 ($mn) April 29th, 2016 Q1 2016 Results Review

Q1 2016 Operating Profit US GAAP to Trading Profit EU-IFRS - Reconciliation The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS: April 29th, 2016 Q1 2016 Results Review First Quarter 2016 % of Net Sales 2015 % of Net Sales US GAAP - Industrial Operating Profit 178 3.5% 223 4.0% Development costs, net (40) (10) Reclassification of Interest compensation (76) (71) Other Adjustments & Reclassifications, net (5) (2) Total Adjustments & Reclassifications (121) (83) IFRS - Industrial Trading Profit 57 1.1% 140 2.5% ($mn)

Q1 2016 Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS - Reconciliation The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: April 29th, 2016 Q1 2016 Results Review First Quarter 2016 EPS 2015 EPS Net Income / (Loss) attributable to CNH Industrial N.V. (512) (0.38) 22 0.02 Plus: Net Income / (Loss) attributable to non-controlling interest (1) 1 Net Income / (Loss) in accordance with US GAAP (513) 23 Development costs, net (40) (10) Others, net 20 23 Taxes 3 (6) Total adjustment (17) 7 Profit/(loss) in accordance with IFRS (530) 30 Less: Profit/(Loss) attributable to non-controlling interest (1) 2 Profit/(Loss) attributable to CNH Industrial N.V. (529) (0.39) 28 0.02 ($mn)

Dec. 31, 2015 Total Equity – US GAAP to EU-IFRS Reconciliation April 29th, 2016 Q1 2016 Results Review Mar. 31, 2016 Dec. 31, 2015 Total Equity in accordance with US GAAP 4,362 4,843 (a) Development costs, net 2,591 2,536 (b) Goodwill and other intangible assets (112) (113) (c) Defined benefit plans (9) - (d) Restructuring provision (5) (5) (e) Other adjustments 1 2 (f) Tax impact on adjustments (732) (729) (g) Deferred tax assets and tax contingencies recognition 697 683 Total adjustment 2,431 2,374 Total Equity in accordance with IFRS 6,793 7,217 ($mn)

Q1 2016 Gross Debt - Breakdown December 31, 2015 March 31, 2016 Industrial Financial Services Industrial Financial Services 2.0 2.4 Bank Debt 2.1 2.6 5.0 3.7 Capital Market 4.9 4.1 0.2 0.1 Other Debt 0.2 0.1 7.2 6.1 Cash Maturities 7.1 6.7 0.0 9.4 ABS / Securitization 0.0 9.0 0.0 1.7 Warehouse Facilities 0.0 1.2 0.0 1.9 Sale of Receivables 0.0 1.7 0.0 13.0 Securitization and Sale of Receivables (on book) 0.0 12.0 7.3 19.1 Total 3rd Party Debt 7.2 18.6 1.0 2.1 Add: Intersegment Financial Payables 0.7 1.8 8.3 21.2 Total Debt 7.9 20.4 (2.1) (1.0) Add: Intersegment Financial Receivables (1.8) (0.7) (4.6) (1.7) Add: Cash & Mkt Securities (3.6) (1.5) 1.6 18.4 Net Debt 2.5 18.1 Note: Numbers may not add due to rounding Net Intersegment balance at $1.0bn at December 31, 2015 April 29th, 2016 Q1 2016 Results Review

Q1 2016 Debt Maturity Schedule - Breakdown Outstanding Mar. 31, 2016   9M 2016 2017 2018 2019 2020 Beyond         4.6 Bank Debt 1.4 1.1 1.3 0.5 0.2 0.2 9.0 Capital Market 0.5 2.1 2.6 1.7 0.6 1.4 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 13.8 Cash Portion of Debt Maturities 2.0 3.2 3.9 2.2 0.8 1.7 (5.1) Cash & Marketable Securities (0.8) of which ABS related (3.0) Undrawn committed credit lines (8.2) Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding April 29th, 2016 Q1 2016 Results Review

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: 28  member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV as: Europe (28 countries reflecting key market where the segment competes); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period April 29th, 2016 Q1 2016 Results Review

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows:   Operating Profit under US GAAP Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.   Trading Profit under EU-IFRS Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests. Adjusted Net income (loss)   Adjusted Net income (loss) is Net income (loss), less restructuring charges and exceptional items, after tax Adjusted Diluted EPS Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Working Capital Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net Constant Currency Basis CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. April 29th, 2016 Q1 2016 Results Review

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 62756 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts April 29th, 2016 Q1 2016 Results Review